FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

AnorMED Inc. (the “Company”)
Suite 200, 20353 — 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.	Date of Material Change

September 26, 2006

Item 3.	News Release

On September 26, 2006, the Company issued a press release relating to the material change. The press release was disseminated via Canada NewsWire.

Item 4.	Summary of Material Change

The Company entered into a support agreement on September 26, 2006 (the “Support Agreement”) with Millennium Pharmaceuticals, Inc. (“Millennium”) pursuant to which Millennium, or a wholly owned subsidiary thereof, has agreed to make a take-over bid to acquire all of the issued and outstanding common shares of the Company (the “Shares”), including all Shares issuable on the exercise of stock options outstanding as of September 26, 2006, for US$12.00 per share in cash (the “Offer”).

Item 5.	Full Description of Material Change

The Company has entered into the Support Agreement on September 26, 2006 with Millennium pursuant to which Millennium, or a wholly owned subsidiary thereof, has agreed to make a take-over bid to acquire all of the issued and outstanding Shares, including all Shares issuable on the exercise of stock options of the Company outstanding as of September 26, 2006, for US$12.00 per share in cash.

The board of directors of the Company has unanimously: (i) determined that the Offer is fair from a financial point of view to all holders of common shares (“Shareholders”) and that it is in the best interests of the Company; (ii) approved the Support Agreement; and (iii) resolved that it will recommend acceptance of the Offer by the Shareholders.

The Support Agreement provides for a non-solicitation covenant on the part of the Company, the ability of the Company, subject to certain conditions, to withdraw, modify or change any recommendation regarding the Offer, or approve, recommend or enter into an agreement with respect to a Superior Proposal (as defined in the Support Agreement) if the Company receives a Superior Proposal prior to the expiry of the Offer, a right in favour of Millennium to match any Superior Proposal, and the payment of a non-completion fee of U$19.5 million under certain circumstances. The Company’s Chairman and various funds advised by Baker Brothers Advisors, collectively representing approximately 21.5% of the outstanding Shares of the Company on a fully diluted basis, have entered into agreements with Millennium to tender their shares to the Offer, subject, among other things, to their ability to withdraw such support in the event of a Superior Proposal.

The Offer is subject to customary conditions including: acceptance of the Offer by shareholders owning not less than 66 2/3 percent of the Shares on a fully diluted basis, receipt of requisite regulatory approvals, and there being no material adverse changes with respect to the Company.

The Support Agreement will be available on the System for Electric Data Analysis and Retrieval (SEDAR) at http://www.sedar.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.	Executive Officer

	Name of Executive Officer:	W.J. (Bill) Adams
Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

	Telephone Number:	604-530-1057

Item 9.	Date of Report

September 28, 2006

ANORMED INC.

"W.J. (Bill) Adams”

Signature

W.J. (Bill) Adams,
Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

Name and Position of Signatory
On September 5, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in which AnorMED’s Board of Directors recommended that shareholders reject the September 1, 2006 unsolicited offer from Dematal Corp., a wholly-owned subsidiary of Genzyme Corporation. The Directors’ Circular describes the reasons for the Board’s recommendation that shareholders reject the Genzyme Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com and the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 from the SEC website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to AnorMED’s Secretary at Suite 200 -20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished by AnorMED to the SEC and applicable securities commission in Canada may also be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary. More information about AnorMED is available online at www.anormed.com. YOU SHOULD READ THE DIRECTORS’ CIRCULAR OR TENDER OFFER SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE GENZYME OFFER.